RECEIVED

2006 MAY 25 P 2:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALLGREEN PROPERTIES LIMITED
(Incorporated in Singapore)
Co. Regn. No.: 198601009N

82-4959

MEMORANDUM

SUPPL

To	:	Directors Allgreen Properties Limited
From	:	Company Secretary
Date	:	11 May 2006
Re	:	Allgreen Properties Limited – 1st Quarter 2006 Financial Statements Announcement

---

We forward herewith a copy of the 1st Quarter 2006 Financial Statements released this evening for your information.

06013771

Regards,

Isoo Tan

enc

PROCESSED

MAY 31 2006

THOMSON FINANCIAL

cc: U.S. Securities and Exchange Commission
<u>Attn</u>: Ms Rani Doyle

ALLGREEN PROPERTIES LIMITED
(Company Registration No: 198601009N)
First Quarter 2006 Financial Statements

1(a). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

(i) **CONSOLIDATED INCOME STATEMENT FOR THE QUARTER ENDED 31 MARCH 2006:**

	1st Quarter ended 31 March		
	2006 S$'000	2005 S$'000	Change %
Revenue	**69,279**	**49,472**	**40.04**
Cost of sales	(41,247)	(24,723)	66.84
Gross profit	**28,032**	**24,749**	**13.27**
Other operating income	2,074	3,230	(35.79)
Distribution and selling expenses	(1,648)	(1,443)	14.21
Administrative expenses	(4,565)	(4,149)	10.03
Other operating expenses	(3,124)	(3,259)	(4.14)
Finance cost	(3,106)	(1,987)	56.32
Share of results of associated companies, net of tax	16	(4)	nm
Profit before taxation	**17,679**	**17,137**	**3.16**
Taxation	(3,357)	(4,159)	(19.28)
Profit after taxation	**14,322**	**12,978**	**10.36**
Attributable to:			
Shareholders of the Company	**12,132**	**10,852**	11.80
Minority Interests	**2,190**	**2,126**	3.01
	14,322	**12,978**	10.36

Note:

	1st Quarter ended 31 March		
	2006 S$'000	2005 S$'000	Change %
The following significant items have been included in arriving at profit before taxation:			
Depreciation	(1,852)	(2,028)	(8.68)
Interest income	374	32	nm
Interest expense	(3,051)	(1,930)	58.08
Write-back of provision for diminution in value of development properties	4,902	628	nm

1(b)(i). A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS AS AT 31 MARCH 2006:

	Group		Company	
	31/03/06 S$'000	31/12/05 S$'000	31/03/06 S$'000	31/12/05 S$'000
Non-Current Assets				
Property, plant and equipment	206,276	206,447	414	442
Investment properties	1,221,500	1,221,500	-	-
Subsidiary companies	-	-	1,423,153	1,409,321
Associated companies	5,738	5,722	3,510	3,510
Deposit paid	4,067	4,067	-	-
Current Assets				
Stocks and contract work-in-progress	1,177	1,725	-	-
Development properties	1,177,416	1,188,274	-	-
Trade debtors	63,362	130,774	1,383	1,322
Other debtors	34,354	34,232	243	230
Loans to subsidiary companies	-	-	60,546	144,051
Cash and bank balances	66,365	41,027	40,067	9,219
Total current assets	1,342,674	1,396,032	102,239	154,822
Total assets	**2,780,255**	**2,833,768**	**1,529,316**	**1,568,095**
Share capital (Note 1)	853,719	526,527	853,719	526,527
Reserves (Note 1)	306,956	633,098	-	326,142
Retained profits	489,741	477,609	465,515	458,158
	1,650,416	1,637,234	1,319,234	1,310,827
Minority interests	204,455	202,265	-	-
Total equity	1,854,871	1,839,499	1,319,234	1,310,827
Non-Current Liabilities				
Loans from minority shareholders of subsidiary companies	82,316	80,295	-	-
Long-term borrowings	439,560	267,330	20,000	20,000
Rental deposits	7,711	8,348	-	-
Deferred taxation	25,361	25,129	2,394	2,393
Current Liabilities				
Trade creditors	37,434	51,113	1,709	3,291
Rental deposits	6,261	5,485	-	-
Other creditors	2,687	3,817	-	16
Advances from subsidiary companies	-	-	167,562	158,731
Advances from associated companies	3,634	3,634	3,473	3,473
Loans from minority shareholders of subsidiary companies	14,132	32,079	-	-
Provision for taxation	16,749	17,567	5,508	5,158
Borrowings	289,539	499,472	9,436	64,206
Total current liabilities	370,436	613,167	187,688	234,875
Total equity and liabilities	**2,780,255**	**2,833,768**	**1,529,316**	**1,568,095**

Note 1: Please refer to para 1(d)(i) for explanatory note.

1(b)(ii). Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/3/2006 (S$'000)		As at 31/12/2005 (S$'000)	
Secured	Unsecured	Secured	Unsecured
262,103	27,436	394,364	105,108

Amount repayable after one year

As at 31/3/2006 (S$'000)		As at 31/12/2005 (S$'000)	
Secured	Unsecured	Secured	Unsecured
419,560	20,000	247,330	20,000

Details of collateral:

Borrowings are secured by the following:

a) a deed of debenture creating fixed and floating charges on certain subsidiary companies' assets;

b) a deed of assignment of rental proceeds and all monies standing to the credit of the project accounts, rental and sale proceeds accounts of certain subsidiary companies;

c) first legal mortgages on certain subsidiary companies' investment and development properties and assignment of all rights, titles and interests on all sale and tenancy agreements, building agreements, construction contracts, guarantees, performance bonds, insurance policies and any other contracts in respect of the investment and development properties of certain subsidiary companies; and

d) corporate guarantees given by the Company and the minority shareholders of certain subsidiary companies.

1(c). **A cashflow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

CONSOLIDATED CASHFLOW STATEMENTS FOR THE QUARTER ENDED 31 MARCH 2006:

	1st Quarter ended 31 March	
	2006	2005
	S$'000	S$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	17,679	17,137
Adjustments for:		
Depreciation of property, plant and equipment	1,852	2,028
(Gain)/loss on disposal of property, plant and equipment (net)	(26)	97
Interest income	(374)	(32)
Interest expense	3,051	1,930
Share of results of associated companies	(16)	4
Write back of provision for diminution in value of development properties	(4,902)	(628)
Operating profit before working capital changes	**17,264**	**20,536**
Decrease/(increase) in stocks and contract work-in-progress	548	(7)
Decrease/(increase) in development properties	19,452	(10,864)
Decrease/(increase) in trade and other debtors	67,290	(6,094)
Decrease in trade and other creditors	(14,809)	(4,492)
Increase in rental deposits	139	209
Cash generated from/(used in) operations	**89,884**	**(712)**
Interest paid	(6,916)	(3,900)
Income tax paid	(3,943)	(393)
Net cash generated from/(used in) operating activities	**79,025**	**(5,005)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of property, plant and equipment	144	6
Additions to property, plant and equipment	(1,799)	(1,578)
Interest received	374	32
Net cash used in investing activities	**(1,281)**	**(1,540)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	1,050	445
Funds (to)/from minority shareholders	(15,926)	4,695
Funds from associated companies	-	320
Increase in borrowings	43,070	20,690
Decrease in borrowings	(80,600)	(11,200)
Net cash (used in)/generated from financing activities	**(52,406)**	**14,950**
Net increase in cash and cash equivalents	**25,338**	**8,405**
Cash and cash equivalents as at the beginning of the period	41,027	15,641
Cash and cash equivalents as at the end of the period	**66,365**	**24,046**

1(d)(i). A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY FOR THE QUARTER ENDED 31 MARCH 2006:

	<-----Attributable to shareholders-----				>		
	Share capital S$'000	Share premium S$'000	Revaluation reserve S$'000	Retained profits S$'000	Total S$'000	Minority interests S$'000	Total equity S$'000
Group							
Balance at 1/1/2005	525,608	325,314	275,289	464,777	1,590,988	286,950	1,877,938
- reclass from equity to liabilities	-	-	-	-	-	(99,471)	(99,471)
- as restated	525,608	325,314	275,289	464,777	1,590,988	187,479	1,778,467
Issue of shares under the Allgreen Share Option Scheme 2002	234	211	-	-	445	-	445
Net profit for the period	-		-	10,852	10,852	2,126	12,978
Balance at 31/3/2005	525,842	325,525	275,289	475,629	1,602,285	189,605	1,791,890
Balance at 1/1/2006	526,527	326,142	306,956	477,609	1,637,234	202,265	1,839,499
Issue of shares under the Allgreen Share Option Scheme 2002	1,022	28	-	-	1,050	-	1,050
Transfer of share premium to share capital	326,170	(326,170)	-	-	-	-	-
Net profit for the period	-	-	-	12,132	12,132	2,190	14,322
Balance at 31/3/2006	853,719	-	306,956	489,741	1,650,416	204,455	1,854,871

	Share capital S$'000	Share premium S$'000	Revaluation reserve S$'000	Retained profits S$'000	Total S$'000
Company					
Balance at 1/1/2005	525,608	325,314	-	488,009	1,338,931
Issue of shares under the Allgreen Share Option Scheme 2002	234	211	-	-	445
Net profit for the period	-	-	-	1,641	1,641
Balance at 31/3/2005	525,842	325,525	-	489,650	1,341,017
Balance at 1/1/2006	526,527	326,142	-	458,158	1,310,827
Issue of shares under the Allgreen Share Option Scheme 2002	1,022	28	-	-	1,050
Transfer of share premium to share capital	326,170	(326,170)	-	-	-
Net profit for the period	-	-	-	7,357	7,357
Balance at 31/3/2006	853,719	-	-	465,515	1,319,234

Note 1:
With effect from 30 January 2006, the concepts of "par value" and "authorised capital" were abolished under the Companies (Amendment) Act 2005 and the amount standing to the credit of the Company's share premium account as at 30 January 2006 became part of the Company's share capital as at that date.

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the period ended 31 March 2006, the issued share capital was increased as follows:

	Number of shares '000	Amount S$'000
Issued share capital as at 1/1/2006	1,053,053	526,527
Issue of ordinary shares under the Allgreen Share Option Scheme 2002	1,106	1,022
Transfer from share premium		326,170
Issued share capital as at 31/3/2006	1,054,159	853,719

As at 31 March 2006, there were 6,187,000 (As at 31 March 2005: 8,772,000) unissued shares under the Allgreen Share Option Scheme 2002.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current period as compared with the audited financial statements for the year ended 2005.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, which has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Group 1st Quarter ended 31 March 2006	2005
Earnings per ordinary share of the Company for the period based on Group's profit attributable to shareholders :		
(i) Based on the weighted average number of shares	1.15 cents	1.03 cents
(ii) On a fully diluted basis	1.15 cents	1.03 cents

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported and (b) immediately preceding year.

	Group		Company	
	31/03/06 S$	31/12/05 S$	31/03/06 S$	31/12/05 S$
Net asset value per ordinary share on issued share capital at the end of the period	1.57	1.55	1.25	1.24

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current period reported on.

The Group's revenue increased by 40% from S$49.5 million in 1Q 2005 to S$69.3 million in 1Q 2006, due to higher revenue from development properties, investment properties and hotel. The increase in revenue from development properties was attributed to more units sold during the quarter, mainly from Baywater at Bedok Reservoir Road, Kerrisdale at Beatty Road and The Shaughnessy at Yishun Ave 1. The significant increase in room rates at Traders Hotel boosted the overall revenue in 1Q 2006.

Although the revenue improved quite significantly, the profit before taxation increased only marginally by 3% from S$17.1 million to S$17.7 million, mainly as a result of the following:

a) Lower "Other operating income" as there was a one-off recovery of expenses of about S$1.7 million which did not recur in 1Q 2006;

b) Higher distribution, selling and administration expenses which were in line with higher revenue; and

c) Higher interest expense due to higher interest rates.

After taxation and minority interests, the Group's profit attributable to the shareholders increased from S$10.9 million in 1Q 2005 to S$12.1 million in 1Q 2006, up by 12%.

As at 31 March 2006, the net gearing improved to 0.36x with net borrowings at S$663 million (As at 31 December 2005: 0.39x with net borrowings at S$726 million).

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between it and the actual results

Our reported results for the 1Q 2006 are in line with the prospect statement made in the year end 2005 results announcement of a profitable year for 2006.

10. A commentary at the date of this announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The improved market sentiments in 1Q 2006 are likely to continue into the next quarter.
Barring unforeseen circumstances, Allgreen will continue to be profitable in year 2006.

11. Dividend

(a) Current Financial Period Reported On
Any dividend recommended for the current financial period reported on ? No

(b) Corresponding Period of the Immediately Preceding Financial Year
Any dividend declared for the corresponding period of the immediately preceding year? No

(c) Date payable
Not applicable.

(d) Books closing date
Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.
No dividend has been declared/recommended for the period ended 31 March 2006.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
11/05/2006